December 17, 2024

Andresian D   Rozario
Chief Executive Officer and Chairman of the Board
Vantage Corp (Singapore)
#05-06, Level 5, 51 Cuppage Road
Singapore 229469

       Re: Vantage Corp (Singapore)
           Amendment No. 1 to Registration Statement on Form F-1
           Filed November 20, 2024
           File No. 333-282566
Dear Andresian D   Rozario:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed November 20, 2024
Risk Factors, page 10

1. Please resolve the inconsistency between the estimated as adjusted net tangible book value of $0.70 per share cited in the first paragraph on page 17, and the corresponding figure of $0.63 per share shown in the dilution table on page 32.

Capitalization, page 31

2. Please revise your introductory points to more clearly describe the pro forma, and the pro forma as adjusted scenarios, to include a description of the adjustments reflected therin. For example, we understand that your pro forma scenario would reflect adjustments associated with the reorganization, and that your pro forma as adjusted scenario would also reflect adjustments associated with the offering. December 17, 2024
Page 2


       Please also modify the "Adjusted Pro Forma " column label to read "Pro Forma As
       Adjusted" so that this will align with your references to this scenario, and revise your line item notations as necessary to reflect information for each of the actual, pro forma, and pro forma as adjusted scenarios.

       For example, it appears that your description of ordinary shares should indicate there was just one share outstanding on an actual basis (based on your audited financial statements), 28,000,000 shares outstanding on a pro forma basis (reflecting the reorganization), and 31,250,000 shares outstanding on a pro forma as adjusted basis
       (reflecting both the reorganization and the initial public offering).

Management
Executive Officers and Directors, page 64

3. Please revise the biographical information provided for your director nominee, Jensen
       Per Juul, to describe his business experience during the past five years. Refer to Item
       401(e) of Regulation S-K.

Financial Statements, page F-1

4. We note that you have appropriately identified the financial statements and related notes on pages F-3 through F-26 as combined financial statements, and notes to combined financial statements, and on page F-8 you have identified the two enties for which the accounts have been combined in this presentation as Vantage Shipbrokers
       Pte. Ltd. (Singapore) and Vantage Nexus Commercial Brokers Co. L.L.C. (Dubai).

       As such, the labeling that you have included on pages F-3 through F-7, identifying the financial statements as "Vantage Corp and its Subsidiaries" is not consistent as it refers to the entity to which the operations are intended to be contributed, and it implies a parent-subsidiary relationship and consolidated financial presentation.

       Therefore, it appears that you should replace the labels "Vantage Corp and its
       Subsidiaries" on pages F-3 through F-7, and any corresponding references to these
       financial statements elsewhere in the filing, with    Vantage
Shipbrokers Pte. Ltd.
       (Singapore) and Vantage Nexus Commercial Brokers Co L.L.C. (Dubai). Please also ask your auditors to similarly revise the references to these financial statements in the audit opinion on page F-2, and in the auditor consent at Exhibit
23.1.

General

5.     We understand from your disclosure on page II-1 that you may have completed the
       reorganization on October 15, 2024, with the issuance of 7,633,620 Class A Ordinary
       Shares and 20,366,379 Class B Ordinary Shares to the shareholders of Vantage BVI
       (including Ho Ying Keat Lowell, Andresian D   Rozario, Francis Junior
James, Randy
       Yong Choon Hong, and Quah Choong Hua, and other shareholders).
 December 17, 2024
Page 3


       Unless there are other aspects of the reorganization that are yet to occur, it appears that you woud need to revise disclosures throughout your filing to clearly convey that the reorganization occurred on October 15, 2024, or to otherwise provide an update regarding the status of the reorganization.

       As part of your revisions, please update the reorganization disclosure on page F-7 and your capitalization disclosure on page 31. In addition, please clarify how the Class A and Class B Ordinary Shares were apportioned among the minority shareholders and the five principal shareholders listed above.


       Please contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Yong Kim, Staff
Accountant, at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at
202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Lawrence Venick, Esq.